Exhibit 99.2

Notice of Meeting
and
Information Circular
Annual General Meeting of Shareholders
For Fiscal 2015 and 2016

Enclosed Herewith this Mailing:

1.	Notice of 2015 and 2016 Annual General Meetings of Shareholders.

2.	Information Circular for 2015 and 2016 Annual General Meetings of Shareholders.

3.	EITHER, two “Forms of Proxy”, for use by our registered shareholders in voting, one for the 2015 portion of the Meeting and one for the 2016 portion, are enclosed with this Notice;

4.

OR, two "Voting Instruction Forms" or "VIFs" for use by our non-registered or beneficial shareholders in voting, one for the 2015 portion of the Meeting and one for the 2016 portion, are enclosed with this Notice.

(i)

1500 - 1055 West Georgia Street
Vancouver BC V6E 4N7 Canada

Information Circular
Annual General Meeting of Shareholders
For Fiscal 2015 and Fiscal 2016

Part - 1

Voting and Proxies at the Meeting

1.1	This Circular

You have received this information “Circular” because our records indicate you held “Common Shares” of Continental Energy Corporation as of the close of business on June 30, 2017. You have the right to vote your Common Shares at our annual general meeting of shareholders (the “Meeting”) and at any adjournments thereof. The Meeting shall be held on August 4, 2017 at the time and place specified in the "Notice" that covers this Circular. The business to be conducted at the Meeting, on which you are requested to vote, is also summarized in the Notice and described in detail in this Circular.

We encourage you to vote your shares on these business matters of importance to our Company, whether in person, or by way of your designated proxy. You may cast your vote by one of several convenient ways by internet, telephone, mail, or in person in accordance with the voting instructions provided in this Circular.

This Circular has been prepared by management, and unless otherwise stated, all information herein is current at June 30, 2017. All dollar figures are stated in United States dollars. Throughout, the terms "we", "us", "our", the "Company" and "Continental" mean Continental Energy Corporation and its subsidiaries, in the context.

1.2	Entitlement to vote at the Meeting

1.2.1	Record date for voting

We have fixed June 30, 2017 as the Record Date for determining the registered shareholders who will be entitled to notice of the Meeting, and any adjournment or postponement of the Meeting, and who will be entitled to vote at this Meeting.

1.2.2	Shares outstanding and voting

Our authorized capital consists of 500,000,000 Common Shares and 500,000,000 preferred shares. No preferred shares have been issued and none are outstanding. There were a total of 123,015,381 Common Shares outstanding at the close of business on the Record Date, and these trade in the US on the OTC markets under the symbol "CPPXF".

Holders of Common Shares are entitled to one vote for each one Common Share held-of-record upon the Record Date, in all matters to be acted upon by the shareholders at this Meeting. Holders may exercise that vote either in person or by a designated proxy.

1.2.3	Quorum and votes to pass resolutions

We need a quorum of shareholders to be present to transact business at this Meeting. Under our articles, section-11.3, a quorum consists of two shareholders, or one or more proxyholders representing two shareholders, or one shareholder and a proxyholder representing another member. Section 9.5 of our articles require a simple majority (50% plus 1) of the votes cast at the Meeting, to pass an ordinary resolution approving any one of the agenda matters to be voted on at this Meeting.

1.2.4	Scrutineer of the meeting

Computershare Investor Services (“Computershare”) is our transfer agent and registrar. The Company has hired Computershare to attend and act as scrutineer of the Meeting. Computershare will also count, tabulate, and record the votes, including those voted in advance of the Meeting time whether voted by internet, telephone, mail, or fax directly, or via Intermediaries, in accordance with the instructions in this Circular.

1.2.5	Who can vote?

You are entitled to vote at the Meeting if you held Common Shares as of the close of business on June 30, 2017, the Record Date for the Meeting. There are different ways to submit your votes or provide voting instructions to a "Proxyholder", depending on whether you are a "Registered Shareholder" or a "Beneficial Shareholder".

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1.2.6	What kind of shareholder are you?

How you may choose to vote your Common Shares at the Meeting depends on whether you are a "Registered Shareholder" or a "Beneficial Shareholder".

  You’re a Registered Shareholder if your name appears in our records as the registered holder of certificate(s) of any number of our Company's Common Shares.

  You’re a Beneficial Shareholder, but not a registered one, if your Common Shares are held in your account by a securities dealer or stock broker, asset manager, bank, trust company, plan administrator, or other financial institution; any one of which may be "Your Broker". The vast majority of our shareholders are Beneficial Shareholders.

  All Beneficial Shareholders are either a "NOBO" or an "OBO" depending upon whether you have declared yourself to Your Broker to be a "Non- Objecting Beneficial Owner" or an "Objecting Beneficial Owner" of our Common Shares. In these cases the word "Objecting" means you objected in writing to your name being disclosed by Your Broker to any third parties, including the Company, as the owner of your Common Shares.

1.2.7	Who and what are Intermediaries?

As a Beneficial Shareholder your Common Shares are probably held in "street name form", and although shown to you to be in your account, may be held on your behalf and instead registered in the name of Your Broker or maybe even in the name of Your Broker's own securities depository or clearing agent. These agents are typically "CDS" if Your Broker is located in Canada or "Cede & Co" if Your Broker is located in the USA. Regardless, Your Broker, CDS, Cede & Co, or any other depository or clearing agent are each referred to in this Circular as an "Intermediary" and collectively as "Intermediaries".

1.2.8	The roles of Computershare and Broadridge

Management of the Company has engaged the services of Computershare Investor Solutions ("Computershare") and Broadridge Financial Solutions ("Broadridge") to act as the Company's agents to assist in the distribution of this Circular and attached proxy and Meeting related materials to the shareholders; collect and record duly completed proxies, interact with Intermediaries to research Beneficial Shareholders; and generally assist with the recording of the proxyholder's votes on the agenda items to be considered at the Meeting.

1.3	Distribution of Circular and proxy related materials

The Canadian Securities Administrators ("CSA") is an umbrella organization of securities regulators that harmonizes regulation of the Canadian capital markets through National Instruments ("NI"). One of these, "CSA NI 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer" or "NI 54-101" governs procedures for shareholder communications such as those of this Circular, the accompanying "Notice", and the enclosed "Form of Proxy" or "VIF" - "Voting Instruction Form" regarding the Meeting.

This Circular and related proxy materials are being sent to both registered and non-registered owners of the securities. If you are a nonregistered owner, and the Company, Computershare or Broadridge or another of the Company agents have sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding them on your behalf.

In accordance with NI 54-101:

a )	Registered Shareholder Distribution - The Company shall send, or cause the sending of, this Circular and two Forms of Proxy directly to all Registered Shareholders. One Form of Proxy related to Fiscal 2015 and one to Fiscal 2016. To vote, please follow the detailed instructions in each one of the Forms of Proxy and be sure and vote both Fiscal 2015 and Fiscal 2016 because they are slightly different in subject matter.

b )	NOBO Distribution - The Company shall send, or cause the sending of, this Circular and the proxy related materials directly to Non-Objecting Beneficial Owners who are disclosed to use by their respective Intermediaries. NOBOs please note that you will receive two modified Forms of Proxy labeled instead as two "VIF" or "Voter Instruction Forms" from your Intermediary or from Broadridge. One VIF is related to Fiscal 2015 and one to Fiscal 2016. Each VIF will have clear instructions on how to cast your votes by internet, phone, or mail and will also permit you to designate a Proxyholder through your Intermediary or Broadridge. To vote, please follow the detailed instructions in the VIF and be sure and vote both VIF Fiscal 2015 and VIF Fiscal 2016 because they are slightly different in subject matter.

c )	OBO Distribution - The Company has elected NOT to pay for the mailing costs to send proxy materials for this Meeting to Objecting Beneficial Owners. We will still deliver proxy related materials for this Meeting to the OBO's Intermediary if known, but the OBO will not receive the materials unless the Intermediary assumes the cost of delivery.

d )	Notice and Access - We are NOT utilizing the "notice-and-access" process for distributing these Meeting materials.

1.3.1	How to vote if you are a Registered Shareholder

Registered Shareholders will receive a "Form of Proxy" enclosed with this Circular. Registered Shareholders may attend the Meeting, present the attached Form of Proxy to the Meeting scrutineer, and personally vote when a vote is called at the Meeting. Alternatively, any Registered Shareholder not planning to attend the Meeting in person may use the two attached Forms of Proxy, one for Fiscal 2015 business and one for Fiscal 2016 business. Please vote both. You may vote both in any one of three convenient ways:

a )	by Paper, after completing, dating and signing the enclosed Form of Proxy and mailing it to the Company’s transfer agent, Computershare Investor Services to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

b )	by Phone using a touch-tone phone to transmit voting choices to a toll free number. Follow the instructions of the voice response system and refer to the enclosed Form of Proxy for the toll free number, for your holder’s account number, and for the proxy access number; or

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c )	by Internet by scanning a QR code with a smartphone or manually entering the control number through the website of Computershare at www.investorvote.com. Follow the instructions that appear on the screen and refer to the enclosed Forms of Proxy for your holder’s account number and the control number. Please remember to vote both the Fiscal 2015 Form of Proxy and the Fiscal 2016 Form of Proxy;

in all cases ensuring that your Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the scheduled time of the Meeting or the adjournment thereof at which your Proxy is to be used.

1.3.2	How to vote if you are a Beneficial Shareholder

NOBO Beneficial Shareholders will receive a "VIF" or "Voter Instruction Form" enclosed with this Circular. OBO Beneficial Shareholders may obtain a VIF from their Intermediary. Beneficial Shareholders may attend the Meeting, write in their own name as the appointed proxyholder of the Intermediary named in the VIF, deliver the signed and completed VIF to the Meeting scrutineer, and personally vote when a vote is called at the Meeting. Alternatively, any Beneficial Shareholder not planning to attend the Meeting in person may use the two attached VIFs, one for Fiscal 2015 business and one for Fiscal 2016 business. Please vote both. You may vote both in any one of three convenient ways:

d )	by Paper, after completing, dating and signing both the enclosed VIFs and mailing them to the Company’s transfer agent, Computershare Investor Services to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

e )	by Phone using a touch-tone phone to transmit voting choices to a toll free number. Follow the instructions of the voice response system and refer to the enclosed VIF for the toll free number, for your holder’s account number, and for the control number; or

f )	by Internet by scanning a QR code with a smartphone or manually entering the control number through the website of Computershare at www.investorvote.com. Follow the instructions that appear on the screen and refer to the enclosed VIF for your holder’s account number and the control number. Please remember to vote both the Fiscal 2015 VIF and the Fiscal 2016 VIF;

in all cases ensuring that your Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the scheduled time of the Meeting or the adjournment thereof at which your Proxy is to be used.

1.4	Solicitation of shareholder proxies

1.4.1	Persons making the solicitation

On behalf of the Company, management is hereby soliciting shareholder votes to be cast in person or by proxy at the Meeting. Solicitations are made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. We do not reimburse shareholders' brokers for the cost incurred in obtaining from their principals, authorization to execute the Form of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The Company will bear the cost of this solicitation

1.4.2	Appointment of Management or Alternate proxyholders

Management has designated the persons named under "Appointment of Proxyholder" in the accompanying Form of Proxy each as a "Management Proxyholder" who shall attend, act, and vote at the Meeting in accordance with the instructions and on behalf of any shareholder who appoints them.

Alternatively, all shareholders have the right to appoint a proxyholder to vote at the meeting who is NOT a Management Proxyholder. Any shareholder desiring to appoint an "Alternate Proxyholder" to represent him or her at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper Form of Proxy. A person appointed as an Alternate Proxyholder need not be a shareholder of the Company.

All completed Forms of Proxy must be deposited with Computershare Investor Services ("Computershare"), 100 University Ave, 8th Floor, Toronto, Ontario M5J 2Y1, not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting or any adjournment of it unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

1.4.3	Voting as directed or voting at the discretion by prox yholders

Any duly appointed Management Proxyholder or Alternate Proxyholder is require to vote "for" or "against" or "withhold" from voting the Common Shares, as directed by the shareholder granting the Proxy, on any ballot that may be called for.

In the absence of any such direction, the Management Proxyholder shall vote in favor of matters described in the Proxy. In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses.

The enclosed Form of Proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the attached Notice of Meeting and other matters which may properly come before the Meeting. At present, management of the Company knows of no such amendments, variations or other matters.

1.4.4	Revocation of proxies

Only Registered Shareholders have the right to revoke a Proxy and may do so by:

a )	executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or his/her authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare; or

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b )	executing an instrument in writing that is received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the Meeting or if adjourned meeting, at any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

c )	personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

d )	A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

Non-registered or Beneficial Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

1.5	Additional information about the Meeting

1.5.1	Principal shareholders

To the knowledge of our directors and executive officers, the following persons or companies beneficially own, or control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares as of the Record Date:

Name of Shareholder	Number of Common Shares	Percentage of Those Issued and Outstanding
Mr. J. Khan	15,000,000	12.2%
Dr. K. Tan	15,000,000	12.2%

1.5.2	Interest of certain persons in matters to be acted upon

None of the following individuals has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors:

a )	each person who has been a director or executive officer of the Company during the past fiscal year;

b )	the nominees for director as proposed herein; or

c )	any associate or affiliate of any of the above.

1.5.3	Interest of informed persons in material transactions

We are not aware of any informed person (as defined in National Instrument 51-102 Continuous Disclosure Obligations) of the Company, or any proposed director, or any associate or affiliate of the foregoing, who has a direct or indirect material interest in any transaction we entered into since July 1, 2016 or any proposed transaction, which has materially affected or would materially affect the Company or its subsidiaries, except for the following:

a )	On January 4, 2017, the Company entered into a Joint Development Agreement (the "CHI JDA") with Continental Hilir Indonesia Pte. Ltd. ("CHI"), a private Singapore company, for the joint development of Small-Scale Refinery Projects in Indonesia. CHI and the Company are related parties and at the date of this Circular share three common directors, namely Mr. Aulia, Mr. Garrison, and Mr. McAdoo. The CHI JDA provides that CHI may earn an 80% participating interest with the Company on realization of any new Small Scale Refinery ("SSR") developments in Indonesia by providing reimbursable cash advances to the Company from time to time and also carrying or paying for the Company's 20% participating interest share of feasibility studies, pre-operations costs, proposal preparation, and presentation costs to local commercial partners and to foreign direct investment and SSR licensing authorities.

b )	On February 28, 2017, the Company entered into a Consulting and Joint Development Agreement (the "CHMEA JDA") with Continental Hilir MEA (FZE) ("CHMEA"), a private company registered in the Sharjah Airport International Free Zone of the United Arab Emirates, for the joint development of Small-Scale Refinery Projects in the Middle East and Africa. CHMEA and the Company are related parties and at the date of this Circular share one common director, namely Mr. Garrison. The CHMEA JDA provides that CHMEA may earn a 50% participating interest with the Company on realization of any new SSR developments in the Middle East and Africa by providing consulting services and reimbursable cash advances to the Company from time to time and also carrying or paying for the Company's 50% participating interest share of feasibility studies, pre-operations costs, proposal preparation, and presentation costs to local commercial partners and to foreign direct investment and SSR licensing authorities.

Each of these agreements was entered by the Company with full knowledge and intent of the common directors, and with the objective of broadening the Company's access to new projects and fresh capital sources. The Company has no financial obligations under these agreements other than reimbursement of any cash advances made by CHI or CHMEA to the Company. The Company believes that neither of these agreements create any sort of conflict of interest with the common directors, and in the future should any possible conflict arise the Company shall deal with it in a proper and transparent manner. None of the matters to be voted upon at the Meeting are impacted by these transactions.

1.5.4	History with current independent auditor

Davidson & Company LLP (“Davidson”) was engaged as the Company’s successor auditors, replacing FY 2014 and former auditor Dale Matheson Carr-Hilton Labonte LLP ("DMCL"), who resigned at the request of the Company effective December 31, 2014. The Company completed a Change of Auditor in accordance with the Part-4.11 Change of Auditor provisions of NI 51-102. By order of the Company's board, a "Notice of Change of Auditor" dated December 31, 2014 and filed on SEDAR on January 9, 2015 (the "Notice"). The Notice was given, at the order of the board, by the Company to the British Columbia Securities Commission and the Alberta Securities Commission as per Section-4.11(7) of NI 51-102, and it stated that:

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1.	DMCL has resigned as auditors of the Issuer at the request of the Issuer effective December 31, 2014;
2.	the resignation of DMCL and the appointment of Davidson as the Issuer's auditor have been approved by the Issuer's Board of Directors;
3.	there was no modified opinion in DMCL's report for the Issuer's most recently completed fiscal year, nor for any subsequent period;
4.	there have been no "reportable events" within the meaning assigned under subsection 4.11(1) of Nl 51-102.

In a letter dated December 31, 2014 and filed on SEDAR on January 9, 2015, DMCL, acknowledged its review and agreement with the content of the Notice as required in connection with its resignation as the Company's auditor. In a letter dated January 8, 2015 and filed on SEDAR on January 9, 2015, Davidson, acknowledged its review and agreement with the content of the Notice as required in connection with its proposed engagement by the Company as auditor.

Part - 2

Particulars of the Matters to be Acted Upon at this Meeting

The shareholders will be asked to consider and address the following items of business at this Meeting:

1.	Receive our audited consolidated financial statements for the financial years ended June 30, 2015 and 2016 and the auditor’s reports thereon;

Our audited consolidated annual financial statements and management's discussion and analysis for the financial years ended June 30, 2015 and 2016, and the auditor’s reports thereon will be presented to the Meeting. Copies of these documents have been mailed to those registered shareholders who have indicated to us that they wish to receive them. Copies may also be downloaded in PDF form after a search of our regulatory filings under our issuer profile on the SEDAR system at www.sedar.com.

2.	Fix the number of directors to be elected at the Meeting at four;

Our board of directors (the “Board”) currently consists of four directors and we propose to fix the number of directors at four for the ensuing year. The Chairman shall call a vote at the Meeting, FOR or AGAINST, the passing of the following ordinary resolution:

RESOLVED, the number of director of the Board is hereby fixed at four (4).

In the absence of instructions to the contrary, the Management Proxyholders will vote FOR this resolution.

3.	Elect four directors to our Board to hold office for the ensuing fiscal year;

We have nominated the four current directors of the Company as the four individuals to stand for reelection as directors to continue the development of the Company on its current course and growth plan. Each of our directors is elected annually and holds office until the end of the next annual general meeting of shareholders, unless that person ceases to be a director before then. Each of the nominated directors has confirmed his willingness to serve on the Board for the next year. The Chairman shall call a vote at the Meeting, FOR or WITHHOLD, the election of each one of the four nominees for election to the Board that are named below:

(1) Karsani Aulia	(2) Phillip B. Garrison	(3) Richard L. McAdoo	(4) Robert V. Rudman

In the absence of instructions to the contrary, the Management Proxyholders will vote FOR each nominee.

4.	To appoint Davidson & Company LLP, Chartered Professional Accountants, as our independent auditor for the ensuing 2017 fiscal year and authorize the Board to fix their remuneration; and at the same time to ratify Davidson & Co's appointment by the Board as auditor for the years ended June 30, 2015 and 2016 together with the remuneration fixed by the Board therefor;

We have recommended that Davidson & Company LLP be re-appointed as our independent auditor for our ensuing fiscal year and serve until the next annual general meeting and that their appointments and pay for past two years by ratified. The Chairman shall call a vote at the Meeting, FOR or AGAINST, the passing of the following ordinary resolution:

RESOLVED, Davidson & Company LLP are re-appointed as our independent auditor, to serve until the next annual general meeting; and the Board is authorized to fix their compensation; and further that the appointment of Davidson & Co as auditors for years ended June 30, 2015 and 2016 are ratified together with the fees the Board fixed for them.

In the absence of instructions to the contrary, the Management Proxyholders will vote FOR this resolution.

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5.	Adopt new 2017 incentive stock option plan;

Management deems it necessary and desirable to replace our current fixed incentive stock option plan approved in 2012, with a new rolling plan entitled the "2017 Stock Option Plan". Further discussion and a summary of the main terms and conditions of the plan is provided in Part-4 of this Circular.

In accordance with section-9.5 of our current articles, an ordinary resolution passed by a simple majority of the votes cast at the Meeting is required to approve and adopt the 2017 Stock Option Plan. The Chairman shall call a vote at the Meeting, FOR or AGAINST, the passing of the following ordinary resolution:

RESOLVED, that, the 2017 Stock Option Plan, in the complete form as duly presented at this meeting as a stated matter of special business, have been duly considered, and are hereby ratified and approved for immediate adoption by the Company as its one and only incentive stock option plan, replacing all others.

In the absence of instructions to the contrary, the Management Proxyholders will vote FOR this resolution.

6.	Adopt new and restated articles of association;

Management deems it necessary and desirable to revise our articles of association to streamline corporate administration and bring the articles into conformance with numerous recent changes to securities and corporate governance regulations which have been promulgated since our current articles were restated in 2008. Further discussion and a summary of the main changes in the old and new articles are provided in Part-5 of this Circular.

In accordance with section-9.5 of our current articles, an ordinary resolution passed by a simple majority of the votes cast at the Meeting is required to approve and adopt the proposed restated articles of association. The Chairman shall call a vote at the Meeting, FOR or AGAINST, the passing of the following ordinary resolution:

RESOLVED, that, the restated articles of association of the Company, in the complete form as duly presented at this meeting as a stated matter of special business, have been duly considered, and are hereby ratified and approved for immediate adoption by the Company as its own, replacing all others.

In the absence of instructions to the contrary, the Management Proxyholders will vote FOR this resolution.

7.	Transact such other business that is properly brought before the Meeting.

As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting other than as set forth above. If other items of business are properly brought before the Meeting, the Management Proxyholders intend to vote on such items in accordance with management’s recommendation.

Part - 3

Election of Directors

3.1	Election of directors

At the Record Date the Company has four sitting directors on the Board, each one of whom is also nominated for re-election at the Meeting.

Additional information on each nominee to the Board is provided in the following table and is current at the date of this Circular.

Current Board of Directors and Also Nominees for Re-Election at the Meeting
Director’s Name and Residence	Current Positions With the Company	First Elected or Appointed	Standing Committee Memberships	Company Securities Owned by the Directors
Richard L. McAdoo Jakarta, Indonesia	Executive Chairman & Chief Executive Officer	Jan 1999	Reserves, Compensation	Shares	9,579,158
				Options	0
				Warrants	0
Phillip B. Garrison Dubai, UAE	Non-Executive & Independent Director	Sep 2007	Audit, Reserves, Compensation, Governance	Shares	0
				Options	0
				Warrants	2,000,000
Robert V. Rudman Naples, Florida	Executive Director & Chief Financial Officer	Dec 2009	Audit	Shares	3,752,000
				Options	0
				Warrants	0
Karsani Aulia Jakarta, Indonesia	Non-Executive & Independent Director	Mar 2017	Audit, Reserves, Compensation, Governance	Shares	0
				Options	0
				Warrants	0

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3.2	Experience and Skills of the Nominees for Re - Election as Directors

A brief description of the qualifications, experience, skills and principal business activities for the past five years of each of the four incumbent directors nominated for re-election at the Meeting, and referenced in the preceding table, follows: Executive Director - Richard L. McAdoo holds a Bachelors and a Master's degree in Geology from Texas Tech University; and a Master's degree in Business Administration from Boston University. He is registered as a Certified Petroleum Geologist by the American Association of Petroleum Geologists. Actively involved in the international oil exploration and production business for the last 35 years, Mr. McAdoo has held a variety of technical and management positions in exploration and production for Mobil Oil Company, Phillips Petroleum Company, Jackson Exploration, Inc., Triton Energy Corporation, Tracer Petroleum Company, and others in many regions including the North Sea, Middle East, Africa, South America, former Soviet Union, and Southeast Asia. A long-time resident of Jakarta, Indonesia, he is a tireless promoter of small or stranded oil and gas fields as ideal candidates for innovative conventional and alternative energy solutions to the SE Asia region's chronic undersupply of electrical power and transportation fuels. For the past five years he has served as the Chief Executive Officer of Continental.

Non-Executive Director - Phillip B. Garrison is a resident of Dubai, United Arab Emirates. He is a graduate of the University of Oklahoma and holds an MBA from Southern Methodist University. He is a CPA registered in Texas. He is a past President of the American Business Council in Dubai and is a trustee of the American School of Dubai. After graduation from OU, Mr. Garrison began his career in 1975 in the Oklahoma City office of the public accounting firm of Arthur Young and Company before eventually becoming the Director of Tax in its Hong Kong office. In 1987 he joined Caltex (a Chevron-Texaco joint venture company) in its Irving, Texas office before being posted to Caltex’s Dubai office in 1994 as its Managing Director, responsible for downstream and marketing activities in the Middle East. In 2001 he founded Downstream Developments Inc. in Dubai and consults on and develops ventures for transportation and logistics, oil and gas infrastructure projects, and petroleum product marketing. Recently he has worked with the Falcon Group of Dubai, a FEDEX subcontractor in the Middle East and North Africa, as its Managing Director. He also worked with Specialist Group Dubai as its executive officer in charge of operations for its British Military contracts providing logistics, bulk fuels transportation, and waste management services in Iraq during the conflict there. For the past five years he has served as a non-executive and independent director of Continental.

Executive Director - Robert V. Rudman is a Canadian Chartered Professional Accountant, a former auditor with the firm of Price Waterhouse and a proven professional with more than thirty years of hands-on experience in the management and analysis of companies. As a senior member of Canadian and U.S. financial advisory firms, Mr. Rudman has been instrumental in arranging a wide range of debt and equity financings, in structuring a number of mergers and acquisitions, in developing strategic and operational business plans, and in the preparation and filing of all required regulatory reports. Mr. Rudman’s scope of experience includes both domestic and international transactions. His focus has been on the challenges facing early stage public companies. As an officer and director of an emerging high technology Canadian public company for a period of twelve years, Mr. Rudman served as the Chief Financial Officer, the Chief Executive Officer and as the Chairman of the Board. For the past five years he has served as the Chief Financial Officer of Continental.

Non-Executive Director – Karsani Aulia is a resident of Jakarta, Indonesia. He is a graduate of the Bandung Institute of Technology and received his Master’s degree in petroleum geology, cum laude, from the Colorado School of Mines in 1982. He worked for PT Caltex Pacific Indonesia (Chevron-Texaco) from 1976 until 2004. There he held various technical and operating positions including Vice President Exploration and General Manager of Resources and Production for Caltex’s onshore Minas Field, the largest oilfield in Asia with a daily production of over 200,000 BPD. From 2002 until 2004 he served on Chevron's Worldwide Asset Management Committee and its Technology Council. From 2004 to 2007 he served as the General Manager for the Coastal Plains Pekanbaru PSC a local government owned oil and gas operating company with 27,000 BOPD oil production from the Riau Province, onshore Sumatra. Between 2007 and 2015, he served as Senior Vice President of Operations and Technology for Samudra Energy Ltd. an oil and gas exploration and production company based in Jakarta and Singapore. Under his leadership, Samudra Energy had a period of successful growth to become one of the top ten hydrocarbon producing companies in Indonesia. For the past five years he has been active in a variety of senior management and consulting positions with Indonesian oil and gas companies.

3.2.1	Corporate cease trade orders or bankruptcies, penalties or sanctions

a )	No proposed director is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including ours) that was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer except as follows:

i.	As a result of the delinquent filing of the Company’s audited annual consolidated financial statements for the fiscal year ended June 30, 2013 and subsequent quarterly filings, the BC Securities Commission issued a cease trade order on December 23, 2013 and the Alberta Securities Commission issued a similar cease trade order on March 26, 2014. These orders prohibited the trading of the Company’s securities in Canada until the Company's 2013 annual and subsequent quarterly filings were brought current and revocation orders were issued by both Commissions. The delinquencies were cured by the Company and on July 24, 2014, the BC Securities Commission and the Alberta Securities Commission both revoked their cease trade orders. Therefore three directors nominated for re-election, McAdoo, Rudman, and Garrison were directors at the time Continental received the order and remained as directors until the deficiencies were cured and the cease trade order lifted.

AGM Information Circular 2015 & 2016	Continental Energy Corporation	Page 7

ii.	As a result of the delinquent filing of the Company’s audited annual consolidated financial statements for the fiscal year ended June 30, 2015, the BC Securities Commission issued the Company a cease trade order on November 4, 2015. The order prohibits trading of the Company’s securities in Canada until the deficiency is cured by the Company filing the required financial reports and a revocation order is issued by the BC Securities Commission. In addition to the audited consolidated financial statements for the year ended 30 June 2015, the Company must prepare and file the three subsequent quarterly financial reports, the audited consolidated financial statements for the year ended June 30, 2016, and the three subsequent quarterly financial reports including the interim report for the three months ended March 31, 2017. The Company intends to continue the preparation and filing of these delinquent financial reports and apply for a revocation order from the BC Securities Commission. This Circular is a part of that process. Therefore three directors nominated for re-election, McAdoo, Rudman, and Garrison were directors at the time Continental received the order and remained as directors until the deficiencies were cured and the cease trade order lifted.

b )	No proposed director is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including ours) that was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

c )	No proposed director is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

d )	No proposed director has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

e )	No proposed director, since December 31, 2000, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority; or has entered into a settlement agreement with any securities regulatory authority; or has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

3.3	Board of Directors Governance Practices

The number of Directors on the Company's Board of Directors was fixed at four (4) directors at the last annual general meeting. Under the Company's articles, the Board is entitled to add one (1) director at any time, should it deem necessary or desirable.

a )	Election of Directors - The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting. In the event or resignation of a sitting Director, the Board of Directors may act to appoint a replacement Director who shall serve until the next general meeting.

b )	Orientation of New Directors – The Company makes an effort to provide newly appointed or elected Directors with a copy of all policies, codes of conduct, and board committee charters then currently in effect at the time of election for their information. Additionally, the Company assists all new Directors with registering on the "NI 55-102 System for Electronic Disclosure by Insiders" or "SEDI"; and advising of the requirements for each new Director to file and view insider reports electronically that are required of Directors by Canadian Securities Administrators.

c )	Skills and Experience Review - The Board reviews the slate of nominated directors every year to determine whether it still reflects the mix of skills, background and experience it believes is necessary for fulfilling its duties and responsibilities in overseeing Continental’s strategic direction, management and affairs. We believe that the directors who have been nominated for election at the Meeting are well qualified to represent the interests of shareholders and appropriately address our core business needs.

d )	Nomination of Directors - The Company maintains a standing board committee, that in accordance with its charter, is charged with the task to identify, evaluate, interview, and recommend qualified individual candidates for nomination as potential directors to be elected or appointed to the Board, or as qualified candidates to be hired by Continental in the capacity of senior executive and senior financial officers. See Part-6.4.1 "Governance and Nominating Committee" herein below for additional disclosure about nominations of directors. Additionally, the Board is proposing addition of a new section 12.11 to its Articles which provides for details procedures required in the nominating for new directors to the Board. The new Article-12-11 is available in its entirety in Appendix-II filed on SEDAR as a part of this Circular.

e )	Other Reporting Issuer Directorships - As at the Report Date, no directors of the Company are also serving as a director of any other reporting issuer in any jurisdiction, whether in Canada, in the USA, or other foreign.

f )	No Third Party Arrangements - No director nominated for re-election at the Meeting is being elected under any arrangement or understanding between the proposed director and any other person or company.

3.4	Independence and Executive Directors

At the Report Date, the Company has four sitting directors, two of whom are Executive Directors and two of whom are both Non-Executive Directors and also Independent Directors. The same four sitting directors are nominated for re-election at the Meeting. as described below:

a )	Executive Directors – The Company considers directors two of its four directors, McAdoo and Rudman, to be "Executive Directors" by virtue of the fact both are salaried employees paid directly by the Company for personal services rendered in their capacities as senior executive officers of the Company.

AGM Information Circular 2015 & 2016	Continental Energy Corporation	Page 8

b )	Non-Executive Directors – The Company considers two of its four directors, Aulia and Garrison, to be "Non-Executive Directors" by virtue of the fact that neither is a salaried employee paid by the Company for personal services and neither has been paid directly or indirectly for services rendered as a consultant, advisor, or contractor to the Company.

c )	Independent Directors – The Company considers directors Aulia and Garrison to be "Independent Directors" by virtue of the fact that both are Non-Executive Directors, neither is holder of, or director or officer of a holder, of 10% or more of the Company's voting stock, and neither is a director, officer, or major shareholder of an affiliate controlled by the Company or in control of the Company. Each also meets the requirements of an "Independent Director" as defined in Part-1.2(1) of NI 58-101 Disclosure of Corporate Governance Practices.

Part - 4

Summary of 2017 Stock Option Plan

4.1.1	Adoption of a New Stock Option Plan

The shareholders shall be asked at the Meeting to consider and vote on an adoption of a new equity incentive plan for the Company entitled the "2017 Stock Option Plan". Details of this vote are further described in Meeting business Item-5 in Part-2 of this Circular.

4.1.2	Summary of key elements of 2017 Stock Option Plan

At the date of the Meeting no options are issued and outstanding under the previous plan, all previous grants having been exercised or expired. Therefore, if adopted by vote of the shareholders at the Meeting, the 2017 Stock Option Plan will permit the directors to grant up to 12,301,538 options to purchase common shares, an amount equivalent to 10% of the total common shares issued and outstanding at the Record Date.

A summary of other key elements of the 2017 Stock Option Plan is as follows:

a )	Purpose of Plan - The purpose of the 2017 Stock Option Plan (the "Plan") is to provide the Company with an equity based compensation mechanism (in this case one common share (a "Share") of the Company underlying each "Option") to attract, retain and motivate qualified "Executives", "Employees" and "Consultants" (as each group is defined in the Plan) to contribute toward the long term goals of the Company. It also encourages such individuals to acquire Shares of the Company as long term investments, and thereby aligns the common interests of such individuals to those of the Company's other shareholders.

b )	Oversight of the Plan - The Compensation Committee of the board of directors is charged with oversight and management of the Plan. The Compensation Committee also determines, subject to the provisions of the Plan, those Executives, Employees and Consultants to whom Options are to be granted; the Exercise Price at which the Option may be exercised; the term for which the Option is to be valid; and the special terms or vesting milestones of the Option, if any, set out in the Option certificate delivered to the holder.

c )	Participation in Plan - The Compensation Committee of the board of directors is charged with oversight and management of the Plan. The Compensation Committee also determines those Executives, Employees and Consultants to whom Options are to be granted.

d )	Maximum Number of Shares - The aggregate maximum number of Options which may be granted under the Plan, including any options granted pursuant to a previous plan, may not exceed ten percent (10%) of the total number of the Company's common shares issued and outstanding upon any grant date.

e )	Rolling Return - If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of such expired or terminated Option shall again be available for the purposes of granting Options pursuant to this Plan. Similarly, 10% of the new shares created on any Option exercise shall contribute to the available pool of Options available for grant.

f )	Exercise Price of Option - The "Exercise Price" shall not be less than the "Market Value" of the Shares as of the grant date. The Market Value of the Shares for a particular grant date is the closing trading price of the Shares on the day immediately preceding the grant date, and may be less than this price only if it is within the discounts permitted by the applicable listing requirements and regulatory authorities.

g )	Limitations on Grant Amounts - The following limitations shall apply to the Plan and all Options granted thereunder:

i.	The maximum number of Options which may be granted to any one Option holder under the Plan within any twelve (12) month period shall be five percent (5%) of the total number of the Company's common shares issued and outstanding upon the grant date.

ii.	If required by listing or regulatory rules, disinterested shareholder approval is required to the grant to Insiders, within a twelve (12) month period, of a number of Options which, when added to the number of outstanding incentive stock options granted to Insiders within the previous twelve (12) months, exceed ten percent (10%) of the issued Shares;

iii.	The maximum number of Options which may be granted to any one Consultant within any twelve (12) month period must not exceed two percent (2%) of the total number of the Company's common shares issued and outstanding upon the grant date; and

iv.	The maximum number of Options which may be granted within any twelve (12) month period to Employees or Consultants engaged in investor relations activities must not exceed two percent (2%) of the total number of the Company's common shares issued and outstanding upon the grant date, and such options must vest in stages over twelve (12) months with no more than twenty five (25%) of the Options vesting in any three (3) month period.

AGM Information Circular 2015 & 2016	Continental Energy Corporation	Page 9

h )	No Transfers - Options granted under the Plan are not transferable and may not be assigned.

i )	Limitations on Term - The expiry date of an Option may be fixed by the Compensation Committee at the date of grant provided that the expiry date of no Option shall be later than the tenth (10th) anniversary of its grant date. Additionally:

i.	In the event of the death or disability of the holder, the Options shall expire be exercisable by the holder's personal representative for a period of one-year from the date of death or disability.

ii.	In the event of termination of employment, engagement, or holding of the office for which the Options were granted for any reason including resignation, the Option shall expire thirty (30) days after such termination.

4.1.3	Complete copy of the 2017 Stock Option Plan is available for inspection

As required by the special business provisions of section-10.8(b) of our current articles, a complete copy of the proposed 2017 Stock Option Plan that is to be voted on at the Meeting has been filed on SEDAR on the Record Date as a part of this Notice and Circular, in the form of an attachment labelled therein as "Appendix-I". A copy of the entire 2017 Stock Option Plan is available for review or download on the Company's profile on www.sedar.com and is hereby incorporated by this reference into this Circular. A complete copy of the 2017 Stock Option Plan shall also be made available for inspection by shareholders at the Company's records office at Royal Centre, Suite 1500, 1055 West Georgia Street, Vancouver, BC, V6C 3H1, during statutory business hours on the business day preceding the day of the Meeting. A copy of the 2017 Stock Option Plan is not included in the mailing of this Circular made to registered and non-objecting beneficial owners.

Part - 5

Restated Articles of Association

5.1.1	Adoption of New Articles

The Board proposes to replace the Company’s current articles of association (the “Existing Articles”) with new restated articles, in the complete form (the “New Articles”). The primary reason for replacing the Existing Articles with the New Articles is to provide the Company with modernized articles which provide greater flexibility and reduced cost to the Company in carrying out its business.

5.1.2	Edits for conformance and modernization

The Company was incorporated in British Columbia in 1984 under a then current version of the Company Act, R.S.B.C. 1996, Chapter 62 which was repealed and replaced by the Business Corporations Act S.B.C. 2002 Chapter 57. The Company transitioned to the new Act, in accordance with the procedure therein, and adopted revised and restated Articles in 2006 which were revised and restated again in 2008. Since 2008, the Business Corporations Act has undergone continuous amendment and several provisions of it, particularly those applicable to reporting issuer public companies such as ours have made several of our Existing Articles in need of modernization in cases where the Existing Articles do not (or do not explicitly) comply with certain amendments or rules changes. Consequently, the Board has caused numerous minor edits, deletions, and additions where it deemed appropriate or desirable to clean up and clarify the Existing Articles to have more effective utility for the Company and the New Articles contain and reflect such edits.

5.1.3	Comparison of Substantive Modification to the Existing and New Articles

The main differences between the Existing Articles and the New Articles involve some substantive additions of entirely new provisions, some changed provisions, and some provisions which were removed. A summary of the substantive changes between the Existing Articles and the New Articles follows:

a )	Added Ability to Issue "Uncertificated" shares: A new article, 2.8, was added that contains provisions that the shares of any or all of the classes and series of the Company’s shares may be uncertificated shares; or any specified shares may be uncertificated shares. The Board added this provision to move the Company away from the costly issues involved in handling traditional paper share certificates and provide both the shareholders and the Company the convenience of issuing, holding, and transferring shares in electronic form under the custody and control of the Company's transfer agent.

b )	Added Ability to Hold Shareholders Meetings Electronically: A new article, 8.20, was added that contains provisions for enabling shareholders or proxyholders entitled to participate in a meeting of the shareholders, to do so by telephone, voice over internet protocol, video conference, or other similar electronic communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other.

AGM Information Circular 2015 & 2016	Continental Energy Corporation	Page 10

c )	Added New Procedures for Nominations of Directors: A new article, 12.11, was added that contains provisions for new advance notice procedures regarding the nomination of any candidates for election as directors of the Company at any meeting of shareholders. The Company is obliged under NP 58-201, NI 58-101, and other regulatory measures to properly identify, vet, and educate director nominees whose service on the Board can reliably be expected to add value to the Company. This new article is intended to prevent 'nominees from the floor' by a small group of shareholders from taking advantage of a poorly attended shareholders meeting to impose their slate of nominees for director on what could be a majority of not in attendance shareholders previously unaware of such a possibility arising. Shareholders should not be expected to make a choice “on the spot” between management nominees whose credentials have been publicly and fully disclosed, and surprise nominees about whom little is known and about whom no information can be verified or carefully considered in the allotted timeframe. Shareholders should have ample time and information to properly evaluate management and dissident nominees.

d )	Changed Quorum Requirements: The New Articles also change the quorum, as per article 8.3, for the transaction of business at a meeting of shareholders from the old quorum: "two individuals who are shareholders, proxy holders representing shareholders or duly authorized representatives of corporate shareholders personally present, holding at least two of the issued shares entitled to be voted at the meeting", to the new quorum: "one or more of the shareholders entitled to vote at the meeting, present in person or by proxy".

e )	Changed provision for attaching special rights and restrictions to shares: A new article, 24, changes the procedures for creation, alteration, and attachment of special rights and restrictions to certain authorized classes of shares or series of shares. The New Articles provide for attachment of special rights and conditions, limited to the unissued shares of a class or series, and the corresponding amendment of the Company's Articles or Notice of Articles, as appropriate to accurately characterize and record such attachments. The New Articles provide that any special rights or restrictions, once attached to a particular series or class of shares, may not be altered unless with the consent by a special majority vote of only the holders of the class or series carrying the special rights or restrictions. The New Article 24 replaces Existing Article 28 which had created a special rights and restrictions and attached them to a class of preferred shares. Since no preferred shares were issued under the old Existing Article 28, the special rights and restrictions therein attached to the Company's existing class of preferred shares will be effectively extinguished under the New Articles.

f )	Removed Alternate Director provisions: The Existing Articles contained extensive provisions for the appointment of an 'alternate director' by any one or more directors. These were legacy provisions which no longer have any utility to the Company given the efficiency of modern communications technology. The Board elected to remove these alternate director provisions, and they are not included in the New Articles.

5.1.4	Complete copy of New Articles available for inspection on SEDAR

As required by the special business provisions of section-10.8(b) of our current articles, a complete copy of the proposed New Articles that are to be voted on at the Meeting has been filed on SEDAR on the Record Date as a part of this Notice and Circular, in the form of an attachment labelled therein as "Appendix-II". The New Articles are available for review or download on the Company's profile on www.sedar.com and are hereby incorporated by this reference into this Circular. A complete copy of the New Articles shall also be made available for inspection by shareholders at the Company's records office at Royal Centre, Suite 1500, 1055 West Georgia Street, Vancouver, BC, V6C 3H1, during statutory business hours on the business day preceding the day of the Meeting. A copy of the New Articles is not included in the mailing of this Circular made to registered and non-objecting beneficial owners.

Part - 6

Disclosure of Corporate Governance Practices

6.1	Venture Issuer

The Company is a "Venture Issuer" as defined in Section-1.1 of NI 52-110 and accordingly is disclosing this Statement of Executive Compensation pursuant to the requirements of Part-2.2(1) of NI 58-101 and Form 58-101F2 Disclosure of Corporate Governance Practices - Venture Issuer. In addition to the disclosure of corporate governance practices in this Part-6, the reader is referred to Part-3, sections 3.3 and 3.4 for additional disclosure concerning the operating practices of the Board of directors.

6.2	Code of Business Conduct and Ethics

The Company publishes a written Code of Business Conduct and Ethics (the "Code"). The most recent revision of this Code was adopted by the board of directors on May 14, 2017. The purpose of the Code is to promote ethical and responsible decision making by all of the directors, officers, managers, and all other employees of the Company. The core principles of the Code embrace the values of honesty, integrity, excellence, accountability, transparence, independence, and common-sense ethical responsibility.

A complete copy of the Code has also been filed and made publicly available on SEDAR in accordance with requirements of Part-2.3 of NI 58-101. A copy of the Code will also be available for inspection by shareholders during normal business hours at any time up to the Meeting at the Company’s registered office located at 1500 - 1055 West Georgia Street, Vancouver BC V6E 4N7, Canada.

The Code is in the form of a convenient PDF file which can be downloaded from the Company's issuer profile on SEDAR after a search for the Company's 'Code of Conduct' filing dated May 16, 2017, at http://sedar.com/search/. The Code is hereby incorporated into this Circular by this reference.

AGM Information Circular 2015 & 2016	Continental Energy Corporation	Page 11

6.2.1	Published Corporate Policies

In addition to the Code of Business Conduct and Ethics described in the preceding section, the Company adopts from time to time and as deemed necessary or desirable certain policies, procedures, guidelines, and recommended practices or procedures for specific administrative, social, compliance, environmental, or ethical issues (each one of which are herein referred to as a "Policy"). Each Policy forms an integral part of the Code described in the preceding section. Policies are applicable to all directors, officers, full and part-time employees, casual hires, consultants, advisers, contractors, and suppliers who are working under direct contract to the Company or any one of the Company's wholly owned subsidiaries, its majority owned or otherwise controlled subsidiaries, and any joint ventures under its designated operational control. As at the Report Date the Company has adopted, published, and made publicly available the following Policies.

6.2.2	"Policy on Trading and Company Securities"

The purpose of this Policy is to the purpose of this Policy is intended to prevent "Insider Trading" by persons in possession of "Material Non-Public Information" concerning the Company or its business operations and activities; prevent "Tipping" by persons in possession of the same information" from informing or conveying such knowledge to any other persons; and provide guidance to persons subject to this Policy to permit them to lawfully conduct legitimate transactions for their own personal benefit in the securities of the Company. This Policy is in the form of a convenient PDF file which can be downloaded from the Company's issuer profile on SEDAR after a search for the Company's 'Other Security Holders Documents' filing dated May 23, 2017, at http://sedar.com/search/. This Policy is hereby incorporated into this Circular by this reference.

6.3	The Audit Committee

The Company's Board of Directors has chartered a standing "Audit Committee" and charged it with the responsibility of coordinating, reviewing, and working with the Company’s accountants and auditors regarding the preparation, review, and approval of the Company's annual audited financial statements and related regulatory filings in both Canada and the USA.

a )	Our Audit Committee operates under the Company's obligations pursuant to the regulatory practices prescribed by the Canadian Securities Administrators under National Instrument 52-110 Audit Committees and its Companion Policy 52-110CP as last amended and in force and effect (both herein referred to as "NI-52-110").

b )	The Audit Committee does not consist of the entire Board of Directors. At the Report Date the Audit Committee has three duly appointed members, a majority of whom are "Independent Directors" as defined in Part-1.4 or in Part-6.1.1 of NI 52-110 Audit Committees. The two Independent Directors on the Audit Committee are directors Garrison and Aulia. All three Audit Committee members are "Financially Literate" as such term is defined in Part-1.6 of NI 52-110 Audit Committees.

c )	The Company considers two members of the Audit Committee, directors Garrison and Rudman, to be "Audit Committee Financial Experts" as such term is defined in US Regulation S-K 17 CFR Part 229.407(d)(5)(ii). Mr. Rudman is a Chartered Professional Accountant in Canada and a former employee of public accounting firm Price Waterhouse. Mr. Garrison is a Certified Public Accountant and a former employee of public accounting firm Arthur Young and Co.

The Audit Committee operates under a formal written "Charter" that is adopted by the Board and amended from time to time as recommended by the Audit Committee and when the Board deems necessary or appropriate. The most recent revision of the Charter of the Audit Committee is dated May 14, 2017, a complete copy of which is attached hereto and enclosed with this Circular as "Schedule-A". A copy of the Charter of the Audit Committee will also be available for inspection by shareholders during normal business hours at any time up to the Meeting at the Company’s registered office located at 1500 - 1055 West Georgia Street, Vancouver BC V6E 4N7, Canada.

6.4	Other Standing Committees of the Board

In addition to its Audit Committee, the Board has chartered three additional "standing" committees to deal with specific issues relating to corporate governance and Board oversight on the Company's operational activities. These committees are:

6.4.1	The Governance and Nominating Committee

The Company’s Board of Directors has chartered a standing "Governance and Nominating Committee" and charged it with responsibility for oversight of the periodic review, amendment, and approval of the Company's "Code of Business Conduct and Ethics"; and with the task to identify, evaluate, interview, and recommend qualified individual candidates for nomination as potential directors to be elected or appointed to the Board or as qualified candidates to be hired by Continental in the capacity of senior executive and senior financial officers.

a )	The Governance and Nominating Committee does not consist of the entire Board of Directors.

b )	At the Report Date the Governance and Nominating Committee has two duly appointed members, all of whom are "Independent Directors" as defined in Part-1.2(1) of NI 58-101 Disclosure of Corporate Governance Practices. The Independent Directors on the Governance and Nominating Committee are directors Garrison and Aulia.

The Governance and Nominating Committee operates under a formal written "Charter" that is adopted by the Board and amended from time to time as recommended by the Committee and when the Board deems necessary or appropriate. The most recent revision of the Charter of the Governance and Nominating Committee is dated May 14, 2017, a complete copy of which has been filed and made publicly available on SEDAR.

AGM Information Circular 2015 & 2016	Continental Energy Corporation	Page 12

The Charter is in the form of a convenient PDF file which can be found at the Company's issuer profile on SEDAR and downloaded after a search for the Company's 'Other Security Holders Documents' filing dated May 16, 2017 at 13:36:56ET, at http://sedar.com/search/. The Charter of the Governance and Nominating Committee is hereby incorporated into this Circular by this reference. Consequently, a copy is not attached to this Circular.

AGM Information Circular 2015 & 2016	Continental Energy Corporation	Page 13

6.4.2	The Compensation Committee

The Company’s Board of Directors has chartered a standing "Compensation Committee" and charged it with responsibility for oversight and periodic review of the Company's "equity incentive plans", "incentive plan", "equity incentive plans", and "plans" for "share-based awards" and "option-based awards" as such terms are all defined in Part-1.2 of NI 58-102F6 Statement of Executive Compensation and herein referred to collectively as "Compensation Plans". After such review, the Committee shall advise the Board of any recommendations for additions or revisions to the Compensation Plans.

a )	The Compensation Committee does not consist of the entire Board of Directors.

b )	At the Report Date the Compensation Committee has three duly appointed members, a majority of whom are "Independent Directors" as defined in Part-1.2(1) of NI 58-101 Disclosure of Corporate Governance Practices. The Independent Directors on the Governance and Nominating Committee are directors Garrison and Aulia.

The Compensation Committee operates under a formal written "Charter" that is adopted by the Board and amended from time to time as recommended by the Compensation Committee and when the Board deems necessary or appropriate. The most recent revision of the Charter of the Compensation Committee is dated May 17, 2017, a complete copy of which has been filed and made publicly available on SEDAR.

The Charter is in the form of a convenient PDF file which can be found at the Company's issuer profile on SEDAR and downloaded after a search for the Company's 'Other Security Holders Documents' filing dated May 23, 2017 at 11:51:29ET, at http://sedar.com/search/. The Charter of the Compensation Committee is hereby incorporated into this Circular by this reference. Consequently, a copy is not attached to this Circular.

6.4.3	The Reserves Committee

The Board of Directors has chartered a standing "Reserves Committee" and charged it with responsibility for oversight of the preparation, review, and approval of the Company's oil and gas activity and reserves reporting. The Reserves Committee operates pursuant to the regulatory requirements prescribed by the Canadian Securities Administrators under National Instrument 51-101 Statement Of Reserves Data And Other Oil And Gas Information ("NI-51-101").

a )	The Reserves Committee does not consist of the entire Board of Directors.

b )	At the Report Date the Reserves Committee has three duly appointed members, a majority of whom are "Independent Directors" as defined in Part-1.2(1) of NI 58-101 Disclosure of Corporate Governance Practices. The Independent Directors on the Committee are directors Garrison and Aulia.

The Reserves Committee operates under a formal written "Charter" that is adopted by the Board and amended from time to time as recommended by the Reserves Committee and when the Board deems necessary or appropriate. The most recent revision of the Charter of the Reserves Committee is dated May 17, 2017, a complete copy of which has been filed and made publicly available on SEDAR.

The Charter is in the form of a convenient PDF file which can be found at the Company's issuer profile on SEDAR and downloaded after a search for the Company's 'Other Security Holders Documents' filing dated May 23, 2017 at 11:51:29ET, at http://sedar.com/search/. The Charter of the Reserves Committee is hereby incorporated into this Circular by this reference. Consequently, a copy is not attached to this Circular.

Part - 7

Statement of Executive Compensation

7.1	Venture Issuer, IFRS, and US $

The Company is a "Venture Issuer" as defined in Section-1.1 of NI 52-110 and accordingly is disclosing this Statement of Executive Compensation pursuant to the requirements of Form 51-102F6V Statement of Executive Compensation - Venture Issuer. The Company prepares its financial statements and accounts in US dollars currency using IFRS as issued by IASB. All dollar values are in US$ in this statement of executive compensation unless otherwise indicated.

7.2	Named Executive Officers or NEOs

A “Named Executive Officer” (a “NEO”) means the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at July 1, 2015 and 2016 and whose total compensation was in excess of CDN$150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at July 1, 2015 and 2016. At the Record Date, Mr. McAdoo, CEO, and Mr. Rudman, CFO, are the NEOs of the Company for the purposes of this statement of executive compensation disclosure. Both are also directors and because they are NEOs neither is considered to be an independent director.

AGM Information Circular 2015 & 2016	Continental Energy Corporation	Page 14

7.3	Non-NEO Directors

During the Company’s financial year ended June 30, 2015 there were three changes to the Company's Non-NEO directors. Mr. Johnny Christiansen resigned on September 15, 2014. Mr. David T. W. Yu did not stand for re-election and ceased to be a director at the Company's AGM on December 5, 2014. Mr. John Tate was elected to the board at the Company's AGM on December 5, 2014. Subsequent to the June 30, 2016 fiscal year end and prior to the date of this Circular, Mr. John Tate resigned effective December 30, 2016 and Mr. Karsani Aulia was appointed to the board to fill the vacancy on March 31, 2017. At the Record Date the Company has two serving Non-NEO directors, Mr. Aulia and Mr. Garrison, and considers both to be independent directors for the purposes of this statement of executive compensation disclosure.

7.4	Director and NEO compensation, excluding compensation securities

The following table discloses all compensation paid, payable, awarded, granted, or otherwise provided by the Company to a director or a NEO in any capacity during the most recently completed and audited financial years ended June 30, 2015 and 2016.

Table of compensation excluding compensation securities
		Note-1	Note-2	Note-3	Note-4	Note-5	US$
Name and Position	Fiscal Year	Salary, Fees, Retainer, or Commission	Bonus	Committee or Meeting Fees	Value of Perquisites	Value of All Other Compensation	Total Compensation
Richard L. McAdoo	2016	150,000	Nil	Nil	Nil	Nil	150,000
NEO & Director	2015	150,000	Nil	Nil	Nil	6,776	156,776
Robert V. Rudman	2016	120,000	Nil	Nil	Nil	12,915	132,915
NEO & Director	2015	120,000	Nil	Nil	Nil	17,308	137,308
Phillip B. Garrison	2016	Nil	Nil	Nil	Nil	Nil	Nil
Director	2015	Nil	Nil	Nil	Nil	Nil	Nil
Karsani Aulia	2016	Nil	Nil	Nil	Nil	Nil	Nil
Director	2015	Nil	Nil	Nil	Nil	Nil	Nil
John Tate	2016	Nil	Nil	Nil	Nil	Nil	Nil
Director	2015	Nil	Nil	Nil	Nil	Nil	Nil
Johnny Christiansen	2016	Nil	Nil	Nil	Nil	Nil	Nil
Director	2015	Nil	Nil	Nil	Nil	Nil	Nil

Notes to the table:
(1)	"Salary, Fees" means and includes earned compensation paid or accrued to the NEO in the fiscal year indicated. The Company does not pay salary or fees to directors for service on the Board or any of its committees.
(2)	"Bonus" means any cash paid or accrued to a NEO or a director in the fiscal year indicated, usually as a one-off special bonus for exceptionally valuable person contribution to the Company.
(3)	"Meeting Fees" means and includes fees paid or accrued to directors for service or meeting attendance on the Board or any of its committees.
(4)	"Perquisites" means the value of property or other personal benefits provided to an NEO or a director that are not generally available to all employees, except for value that in the aggregate is worth less than 10% of an NEO’s total salary for the financial year are not included.
(5)	"Other Compensation" means value paid or accrued relating to defined benefit or contribution plans which includes reimbursement of premiums for personal and family medical insurance coverage.

7.5	External management contracts

Other than Board committee service as disclosed elsewhere in this Circular, no executive management functions of the Company are to any substantial degree performed by a person or company other than the NEOs of the Company. No external management company employs or retains one or more of the individuals acting as NEOs or directors of the Company to provide such services under contract to the Company.

AGM Information Circular 2015 & 2016	Continental Energy Corporation	Page 15

7.6	Stock options and other compensation securities

The following table discloses each grant or issue of compensation securities by the Company to a director or a NEO during the most recently completed and audited financial years ended June 30, 2015 and 2016.

Compensation Securities Granted or Issued During the Most
Recently Completed Financial Years Ended June 30, 2015 and 2016
	Note-1	Note-2			Note-3	Note-3
Name and Position	Type of compensation security	Number of Compensation Securities : Number of Underlying Securities : and Percentage of Class	Date of Issue or Grant	Issue or Exercise Price US$	Closing Price of Underlying Security on Date of Grant	Closing Price of Underlying Security at 30 June 2016	Expiry Date
Richard L. McAdoo	Options	0 : 0 : 0.00%	---	$ -.--	$ -.--	$ -.--	---
NEO & Director	Warrants	0 : 0 : 0.00%	---	$ -.--	$ -.--	$ -.--	---
Robert V. Rudman	Options	0 : 0 : 0.00%	---	$ -.--	$ -.--	$ -.--	---
NEO & Director	Warrants	0 : 0 : 0.00%	---	$ -.--	$ -.--	$ -.--	---
Phillip B. Garrison	Options	0 : 0 : 0.00%	---	$ -.--	$ -.--	$ -.--	---
Director	Warrants	2,000,000 : 2,000,000 : 0.02%	13-Oct-15	$ 0.01	$ 0.02	$ 0.01	31-Dec-17
Karsani Aulia	Options	0 : 0 : 0.00%	---	$ -.--	$ -.--	$ -.--	---
Director	Warrants	0 : 0 : 0.00%	---	$ -.--	$ -.--	$ -.--	---
John Tate	Options	0 : 0 : 0.00%	---	$ -.--	$ -.--	$ -.--	---
Director	Warrants	0 : 0 : 0.00%	---	$ -.--	$ -.--	$ -.--	---
Johnny Christiansen	Options	0 : 0 : 0.00%	---	$ -.--	$ -.--	$ -.--	---
Director	Warrants	0 : 0 : 0.00%	---	$ -.--	$ -.--	$ -.--	---

The following table discloses each exercise by a director or a NEO of compensation securities during the most recently completed and audited financial years ended June 30, 2015 and 2016.

Exercise of Compensation Securities by Directors and NEOs
	Note-1	Note-2			Note-3		US$
Name and Position	Type of compensation security	Number of Underlying Securities Exercised	Exercise Price Per Security	Date of Exercise	Closing Price per Security on Date of Exercise	Difference Between Exercise Price and Closing Price on Date of Exercise	Total US$ Value on Exercise Date
Richard L. McAdoo	Options	0	$ -.--	---	$ -.--	$ -.--	$ -.--
NEO & Director	Warrants	0	$ -.--	---	$ -.--	$ -.--	$ -.--
Robert V. Rudman	Options	0	$ -.--	---	$ -.--	$ -.--	$ -.--
NEO & Director	Warrants	0	$ -.--	---	$ -.--	$ -.--	$ -.--
Phillip B. Garrison	Options	0	$ -.--	---	$ -.--	$ -.--	$ -.--
Director	Warrants	0	$ -.--	---	$ -.--	$ -.--	$ -.--
Karsani Aulia	Options	0	$ -.--	---	$ -.--	$ -.--	$ -.--
Director	Warrants	0	$ -.--	---	$ -.--	$ -.--	$ -.--
John Tate	Options	0	$ -.--	---	$ -.--	$ -.--	$ -.--
Director	Warrants	0	$ -.--	---	$ -.--	$ -.--	$ -.--
Johnny Christiansen	Options	0	$ -.--	---	$ -.--	$ -.--	$ -.--
Director	Warrants	0	$ -.--	---	$ -.--	$ -.--	$ -.--

Notes to the tables:
(1)	“Options” means a compensation security granted by the Company as a performance incentive in accordance with the shareholder approved stock option plan currently in effect at the date of grant. Options are typically vested upon grant unless the Compensation Committee has determined otherwise and including a vesting schedule in any individual stock option agreement granted.
(1)	“Warrants” typically means a compensation security issued by the Company as special additional compensation in a transaction, for example to the lender of a loan, for services rendered, or possibly as a part of a unit together with a whole or partial common share in a private placement or similar share issue. Warrants may or may not be vested upon grant unless the Compensation Committee or the Board has determined otherwise and including a vesting schedule in any individual warrant agreement issued.
(2)	“Underlying Security” means a common share in the case of either Options or Warrants.
(3)	“Closing Price” for the Company's CPPXF common shares as quoted on the US OTC Markets in US$.

AGM Information Circular 2015 & 2016	Continental Energy Corporation	Page 16

7.7	Stock options and other incentive compensation plans

7.7.1	Options based incentive compensation plans

The Company has a formal stock option plan for its directors, NEOs, and all other employees and consultants permitted under the plan. The shareholders will be asked at the Meeting to approve and adopt from the Meeting date the 2017 Stock Option Plan as the Company's sole options based incentive compensation plan, replacing all others. The key terms and provisions of the 2017 Stock Option Plan are summarized in Part-4 Of this Circular.

7.7.2	Shares based equity compensation plans

The Company does not currently have, nor does it expect to implement during the forthcoming fiscal year, any formal annual, short, or long term shares based equity incentive awards or compensation plans that may provide for any direct grants or issues of Company securities to its executives as compensation for accomplishment of any pre-determined objectives, milestones, or similar performance accomplishment related events. However, the Company may consider such an award to any NEO or director on a one-off basis in the event of a personal act or performance that provides an extraordinary addition to the value of the Company or its business operations.

7.7.3	Non-equity based incentive compensation plans

The Company does not currently have, nor does it expect to implement during the forthcoming fiscal year, any formal annual, short, or long term non-equity based incentive awards or compensation plans that may provide for any direct payment of cash bonuses or provision of perquisites, benefits, or gifts to its executives as compensation for accomplishment of any pre-determined objectives, milestones, or similar performance accomplishment related events. However, the Company may consider such an award to any NEO or director on a one-off basis in the event of a personal act or performance that provides an extraordinary addition to the value of the Company or its business operations.

7.8	Employment, consulting and management agreements

7.8.1	NEO employment contracts

The two Company NEOs have employment contracts directly with the Company for the provision of the NEO's personal and substantially full-time professional services to the Company in the position and capacity of CEO or CFO at a fixed monthly "Salary" of US$ 12,500 and 10,000 respectively. Additionally, the NEO standardized employment contracts provide for conditional compensation as an "Employee" as follows:

a )	The Company may or may not, subject solely at the determination of the Board of Directors, pay an annual or other incentive bonus (collectively the "Bonus") to the Employee at such times and in such amounts as the Board of Directors at their sole discretion may determine.

b )	The Company may or may not, subject solely at the determination of the Board of Directors, grant incentive stock options (collectively the "Options") to the Employee at such times and in such amounts as the Board of Directors at their sole discretion may determine.

c )	The Employee shall be eligible to participate in any employee stock ownership plans the Company at its sole determination may from time to time implement, although at the date of the Employment Agreement there are no such plans in place.

d )	The Employee shall be eligible to participate in any pension plans the Company at its sole determination may from time to time implement, although at the date of the Employment Agreement there are no such plans in place.

e )	The Employee and Employee's dependents shall be eligible to participate in any group medical insurance plans the Company at its sole determination may from time to time implement, although at the date of the Employment Agreement there are no such plans in place; provided that until such time as a group plan is put in place the Company shall reimburse reasonable actual cost of Employee's family medical insurance coverage.

f )	The Employee's Salary, Bonus, Options and other benefits, if any, are hereinafter collectively referred to as the Employee's "Compensation".

7.8.2	Termination and change of control benefits

At the Record Date, the Company has no contractual provisions, agreements, plans or arrangements that would provide for payments to any NEO, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in the NEO’s responsibilities; except for the required 30-day notice period for required termination of the NEOs contracts.

7.8.3	No family relationships

At the Record Date, there are no family relationships between any one of the Company's NEOs or directors with another. Additionally, there are no family relationships between any of the signatories to any contracts entered into by the Company with any one of its NEOs, directors, officers, or senior management employees or contractors.

AGM Information Circular 2015 & 2016	Continental Energy Corporation	Page 17

7.9	Oversight and description of director and NEO compensation

As at the Record Date the Company has no formal plan in place and does NOT pay directors fees of any kind for service as directors or attendance of meetings. The Company does reimburse expenses of directors for travel, accommodation, and meals when a director personally travels to a meeting or on business at the specific request of the Company. Compensation paid to NEO's is paid pursuant to the employment contract with each which are further described in the disclosure provided in Part-7.8 Statement of Executive Compensation of this Circular.

Oversight and management of director and NEO compensation is a duty of the Compensation Committee of the Board as further described in Part-6.4.2 of the Disclosure of Corporate Governance Practices in this Circular and in the Charter of the Compensation Committee incorporated herein and hereby this reference as filed on SEDAR under the Company's issuer profile as an 'Other Security Holders Documents' filing dated May 23, 2017 at 11:51:29ET. A PDF copy may be found and viewed or downloaded at the Company's issuer profile on http://sedar.com/search/.

7.10	Pension plan disclosure

At the Record Date, the Company does not have, nor does it expect to implement during the forthcoming fiscal year, any formal pension plans that provide for payments or benefits at, following, or in connection with retirement.

7.11	Indebtedness of NEOs, directors and employees

None of the current or former directors, NEOs, other officers, employees of Continental, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company since the beginning of our most recently completed financial year.

Additional Information

Additional information relating to Continental, including our comparative financial statements and management discussion and analysis for our most recently completed financial year, may also be downloaded in PDF form after a search of our regulatory filings on the SEDAR system at www.sedar.com under our issuer profile. Upon request, the Company will promptly provide a copy of any such document free of charge to a securityholder of the Company.

Our Board has approved the contents of this Circular and authorized us to send it to you.

DATED at Vancouver, British Columbia, this 30th day of June, 2017.

ON BEHALF OF THE BOARD,

//signed// “Richard L. McAdoo”

Chairman of the Board
Vancouver, British Columbia

Attached and enclosed with this Circular:

Schedule-I - The Charter of the Audit Committee filed on SEDAR dated May 14, 2017, 4 pages.

Not enclosed with this mailing of the Circular but included as Appendices to the SEDAR Filing of this Notice and Circular and therein available for download or viewing at the Company's profile on www.sedar.com:

Appendix-I - Complete final draft for shareholder approval: 2017 Stock Option Plan, 16 pages.

Appendix-II - Complete final draft for shareholder approval: Restated Articles of Association, 19 pages.

AGM Information Circular 2015 & 2016	Continental Energy Corporation	Page 18